UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

29 August 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Group Limited

Exchange release

29 August 2025

BHP Prices EMTN Bond Offer

BHP Group Limited has conducted a bond offer and has successfully priced EUR 1,400,000,000 guaranteed Notes consisting of: (i) EUR 800,000,000 3.180 per cent guaranteed Notes due 4 September 2031; and (ii) EUR 600,000,000 3.643 per cent guaranteed Notes due 4 September 2035 (each a “Series of Notes” and together, the “Notes”). The Notes will be issued by BHP Billiton Finance Limited (the “Issuer”) pursuant to the Issuer’s EUR 20,000,000,000 Euro Medium Term Note Programme.

A summary of the principal terms of each Series of Notes is set out below for the purposes of information only, and will be qualified by the more detailed information to be contained in the Final Terms relating to each Series of Notes, which will be made available on BHP’s website in due course, and should be read in conjunction with the prospectus dated 22 August 2025 relating to the Issuer’s EUR 20,000,000,000 Euro Medium Term Note Programme, which is available on BHP’s website at: https://www.bhp.com/investors/debt-investors/debt-investors.

EUR 800,000,000 3.180 per cent guaranteed Notes due 4 September 2031:

•	Issuer: BHP Billiton Finance Limited

•	Guarantor: BHP Group Limited

•	Series number: 18

•	Tranche number: 1

•	Status: Senior, unsecured, guaranteed

•	Aggregate nominal amount of tranche: EUR 800,000,000

•	Issue date: 4 September 2025

•	Maturity date: 4 September 2031 (6 years)

•	Rate of interest: 3.180 per cent per annum fixed rate

•	ISIN / Common Code: XS3167486789 / 316748678

•	Use of proceeds: General corporate purposes

EUR 600,000,000 3.643 per cent guaranteed Notes due 4 September 2035:

•	Issuer: BHP Billiton Finance Limited

•	Guarantor: BHP Group Limited

•	Series number: 19

•	Tranche number: 1

•	Status: Senior, unsecured, guaranteed

•	Aggregate nominal amount of tranche: EUR 600,000,000

BHP Group Limited ABN 49 004 028 077

•	Issue date: 4 September 2025

•	Maturity date: 4 September 2035 (10 years)

•	Rate of interest: 3.643 per cent per annum fixed rate

•	ISIN / Common Code: XS3168118928 / 316811892

•	Use of proceeds: General corporate purposes.

Ratings: The Notes are expected to be assigned the following ratings: A1 by Moody’s Investors Service Pty Limited and A by Fitch Ratings Ltd. A rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Listing / trading venue: Application has been made by the Issuer (or on its behalf) for the Notes to be listed on the Official List of the Financial Conduct Authority and admitted to trading on the London Stock Exchange’s Main Market.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

IMPORTANT NOTICE

This announcement is for information purposes only, is a voluntary disclosure and does not contain inside information. It does not constitute, or form part of, an offer of securities or a solicitation of an offer to purchase securities in any jurisdiction. Any investment decision should be made solely on the basis of the base prospectus and the Final Terms when published. UK MIFIR / MIFID II product governance / UK PRIIPs / PRIIPs: Target market is eligible counterparties and professional clients only; no UK PRIIPs / PRIIPs key information document (KID) has been prepared—retail investors in the UK/EEA should not invest.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

The right to access this service is conditional upon complying with the above requirement.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any Notes in the United States, Canada, Japan, Australia or any other jurisdiction. No offer to sell, invitation or the solicitation of an offer to purchase, or invitation to purchase any Notes will be made, nor shall any sale of the Notes be made, in any jurisdiction in which such offer, invitation, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, the Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States or any other jurisdiction, and may not be offered or sold in the United States or to any U.S. persons absent an effective registration statement covering such Notes or an applicable exemption from such registration requirements.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Josie Brophy	John-Paul Santamaria
+61 417 622 839	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Gabrielle Notley	James Bell
+61 411 071 715	+44 7961 636 432

North America	Americas
Megan Hjulfors	Monica Nettleton
+1 403 605 2314	+1 416 518-6293

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 29, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary